June 13, 2005


VIA U.S. MAIL AND FACSIMILE (615) 744-5607

Tonya Mitchem Grindon, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
211 Commerce Street, Suite 1000
Nashville, TN 37201
(615) 726-5607

Re:	Consolidated Resources Health Care Fund II
	Schedule TO-I filed May 26, 2005 by Care Associates, LLC
	File No. 005-80679

Dear Ms. Grindon:

      We have the following comments on the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Edgar does not, at present, reflect the receipt of a Schedule
TO-T, indicating an offer made by a third party, for the instant transaction. Instead, the current filing has the Schedule TO-I header tag, indicating an issuer tender offer. The filing person must either file the original Schedule TO-T with the appropriate header tag and request a date adjustment to the original May 26, 2005 filing date or file a Schedule TO-T without such a date adjustment request as soon as possible. Date adjustment requests are not automatically granted. Contact Sylvia J. Pilkerton in the Office of Edgar and Information Analysis by facsimile at (202) 551-9216 to request guidance on resubmitting the filing with appropriate header tags
or to ask for a date adjustment.   When you are prepared to make the
corrected filing, you may contact by telephone Edgar filer support at (202) 551-8050 or the Office of Edgar Information and Analysis at
(202) 551-3610 for additional guidance.

2. Please provide us with a detailed legal analysis in support of your view that neither Care Associates LLC nor Mr. Preston, if true, are affiliates of Consolidated. Alternatively, please file a
Schedule 13E-3 and make all corresponding disclosures and disseminated the new disclosure statement in accordance with Rule 13e-3(f).

Establishment of the Offer Price, page 8

3. We refer to the penultimate sentence of the last paragraph of this section. Please describe your "estimated unobstructed balance sheet cash amount of $150 per Unit." Security holders need to know what valuation methodologies were used in deciding the amount of consideration offered. The bidder should summarize how the offer price was determined. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please amend your filing promptly to comply with our comments. If you do not agree with the comments, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      You may direct questions to me at (202) 551-3257.  You may also contact me via facsimile at (202) 772-9203.  Please send all
correspondence to us at the following ZIP Code:   20549-0303.

							Very truly yours,


							Celeste M. Murphy
							Special Counsel
							Office of Mergers and
							Acquisitions